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[LOGO] MORRIS, MANNING & MARTIN, LLP
       ATTORNEYS AT LAW


                                    March 29, 2005           DAVID M. CALHOUN
                                                             404-504-7613
                                                             dmc@mmmlaw.com
                                                             www.mmmlaw.com


Securities and Exchange Commission
Main Filing Desk
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

        Re:   Behringer Harvard Opportunity REIT I, Inc.
              Amendment No. 2 to Registration Statement on Form S-11 Filed March 29, 2005
              Registration No. 333-120847

Ladies and Gentlemen:

        On behalf of Behringer Harvard Opportunity REIT I, Inc. (the "Company"), please find transmitted herewith for filing the Company's Pre-Effective Amendment No. 2 (the "Amendment") to its Registration Statement on Form S-11 originally filed with the Commission on November 30, 2004 (Registration No. 333-120847) and as amended by Pre-Effective Amendment No. 1 filed with the Commission on February 11, 2005 (the "Registration Statement"), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

        The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated February 28, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus (the "Prospectus") as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

        On behalf of the Company, we respond to the specific comments of the Staff as follows:

GENERAL

1. WE NOTE YOUR RESPONSE TO COMMENT 1. PLEASE SUPPLEMENTALLY DESCRIBE THE MECHANICS BY WHICH YOUR SHAREHOLDERS WOULD RECEIVE A PROSPECTUS RELATING TO YOUR OTHER PROGRAMS IN WHICH THEIR DIVIDENDS MAY BE INVESTED.

        RESPONSE: The Company intends to offer its shares pursuant to the distribution reinvestment plan ("DRIP") at least for so long as the Registration Statement remains effective, which is expected to be approximately two years from the date of effectiveness. At such time, the Company will determine whether to register additional shares of common stock for sale pursuant to the DRIP in a new offering or terminate the DRIP. If the Company elects to terminate the DRIP, it anticipates that it will arrange for one or more other Behringer Harvard sponsored public program(s) (each a "Behringer Program") to offer the Company's shareholders the opportunity to participate in the distribution reinvestment plan(s) offered by the other Behringer Program(s). In connection with any such offer to participate in a distribution reinvestment plan of a Behringer Program, the Company

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Securities and Exchange Commission
March 29, 2005
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would advise its shareholders that the DRIP has been terminated and the
Behringer Program would advise the Company's shareholders that they will be given the opportunity to participate in the Behringer Program's distribution reinvestment plan. A copy of the applicable Behringer Program's prospectus (as supplemented and amended) and related disclosure and subscription materials would be enclosed with the correspondence.

2. WE NOTE YOUR RESPONSE TO COMMENT 4. WE HAVE REFERRED YOUR RESPONSE TO THE DIVISION OF MARKET REGULATION AND MAY HAVE ADDITIONAL COMMENTS.

        RESPONSE: We note the Staff's comment. The Company will contact the division of Market Regulation regarding the redemption program.

PROSPECTUS SUMMARY, PAGE 1

        DESCRIPTION OF PROPERTIES TO BE ACQUIRED, PAGE 6

3. PLEASE DISCLOSE WHETHER YOUR BOARD OF DIRECTORS MUST APPROVE BORROWINGS IN EXCESS OF 75% OF THE AGGREGATE VALUE OF YOUR ASSETS.

        RESPONSE: The disclosure on page 6 of the Prospectus under the caption "Prospectus Summary--Description of Properties to be Acquired" has been revised in response to the Staff's comment.

4. PLEASE SPECIFICALLY DISCLOSE WHEN YOUR DEBT POLICY LIMITATIONS WILL APPLY. IN PARTICULAR, PLEASE CLARIFY THE MEANING OF "ONCE WE HAVE INVESTED MOST OF OUR CAPITAL."

        RESPONSE: The disclosure on page 6 of the Prospectus under the caption "Prospectus Summary--Description of Properties to be Acquired" and elsewhere as appropriate has been revised in response to the Staff's comment.

        SPECIAL 10% STOCK DIVIDEND FOR EARLY INVESTORS, PAGE 8

5. SUPPLEMENTALLY, PLEASE TELL US THE EXEMPTION FROM REGISTRATION YOU WILL RELY UPON FOR THE DISTRIBUTION OF STOCK IN THE SPECIAL DIVIDEND.

        RESPONSE: Subsequent to the filing of the previous amendment to the Registration Statement, the Company has determined that it does not intend to declare and pay the special 10% stock dividend and the Prospectus has been revised accordingly. As a result, the Staff's comment is no longer applicable.

        However, in light of the fact that the Company may, in the future, elect to declare and pay a stock dividend, the Company submits that the declaration and payment of a stock dividend would not constitute a "sale", "offer to sell", "offer" or "offer for sale" of shares under Section 2(a)(3) of the Securities Act of 1933 ("Securities Act"). Therefore, such a dividend would not need to be registered pursuant to the Securities Act. Section 2(a)(3) defines the term "sale" as "every contract for the sale of disposition of a security ... for value." Furthermore, the Securities Act defines the terms "offer to sell," "offer" or "offer for sale" as "every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value." "Value" includes not only consideration such as cash or property, but also the waiver of rights or claims. A stock dividend, including the previously proposed special 10% stock dividend, does not require the transfer of any additional consideration. Investors would not be required to provide any cash or property or to waive rights or claims in order to receive such a stock dividend. Investors would not make investment decisions such as electing to receive a stock dividend rather than a cash dividend. Hence, because investors would not have given value, there would be no sale of shares. The Company respectfully notes that its position is supported by SEC Release No. 33-929 and the Staff's prior No-Action Letters to IBS Financial Corp. (Avail.

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Securities and Exchange Commission
March 29, 2005
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September 3, 1997), Lafarge Corporation (Avail. September 9, 1983), The Bank of
Nova Scotia (Avail. August 17, 1981), and Interprovincial Pipe Line Limited (Avail. April 16, 1979).

        OWNERSHIP DIAGRAM, PAGE 10

6. PLEASE DISCLOSE WHETHER THE OWNERS OF THE REMAINING 45% OF BEHRINGER HARVARD HOLDINGS ARE AFFILIATES OF ROBERT BEHRINGER.

        RESPONSE: The notes to the Ownership Diagram on page 10 of the Prospectus have been revised in response to the Staff's comment.

        OTHER BEHRINGER HARVARD PROGRAMS, PAGE 17

7. WE NOTE YOUR RESPONSE TO COMMENT 20. PLEASE CLARIFY THE DISCLOSURE TO INDICATE THAT THE ORDER OF THE INVESTMENT OBJECTIVES INDICATES THEIR RELATIVE IMPORTANCE.

        RESPONSE: The disclosure on page 17 of the Prospectus under the caption "Prospectus Summary--Other Behringer Harvard Programs" has been revised in response to the Staff's comment.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING, PAGE 20

8. WE NOTE YOUR RESPONSE TO COMMENT 22. HOWEVER, WE CONSIDER THE "QUESTION AND ANSWER" SECTION TO BE PART OF THE PROSPECTUS SUMMARY. ACCORDINGLY, PLEASE REVISE TO ELIMINATE REDUNDANT DISCLOSURE.

        RESPONSE: The disclosure beginning on page 20 of the Prospectus under the caption "Questions and Answers" has been revised in response to the Staff's comment.

9. PLEASE PROVIDE A COPY OF THE PRUDENTIAL REAL ESTATE INVESTORS STUDIES CITED. PLEASE SUPPLEMENTALLY ADVISE US OF YOUR INVOLVEMENT, IF ANY, IN THE PREPARATION OF THE STUDY AND WHETHER YOU HAVE PAID A FEE FOR THE PREPARATION OR USE OF THE STUDY.

        RESPONSE: We have enclosed a copy of the requested study as supplemental information with the courtesy copies of this filing sent to the Staff. The Company supplementally advises the Staff that it was not involved in the preparation of the study and paid no fee for the preparation or use of the study.

RISK FACTORS, PAGE 32

10. WE NOTE YOUR RESPONSE TO COMMENT 25(A). RISK FACTORS SPECIFIC TO YOUR BUSINESS SHOULD PRECEDE MORE GENERIC RISK FACTORS. PLEASE MOVE YOUR RISK FACTOR REGARDING YOUR OPPORTUNISTIC INVESTMENT STRATEGY SO THAT IT IS THE FIRST RISK FACTOR IN THE "GENERAL RISKS RELATED TO INVESTMENTS IN REAL ESTATE" SUBSECTION.

        RESPONSE: The referenced Risk Factor has been moved such that it is the first Risk Factor listed under the "Risk Factors - General Risks Related to Investments in Real Estate" subsection of the Prospectus, which begins on page 44.

CONFLICTS OF INTEREST, PAGE 88

11. WE NOTE YOUR RESPONSE TO COMMENT 33. PLEASE DISCLOSE IN THE CONFLICTS OF INTEREST SECTION THAT BEHRINGER HARVARD HOLDINGS, AN AFFILIATE OF THE SPONSOR, MAY RECEIVE SUBSTANTIAL FEES IN CONNECTION WITH ITS OFFERING OF
        SECTION 1031 TENANT IN COMMON INTERESTS, AND THAT THE REGISTRANT'S PARTICIPATION IN SUCH A TRANSACTION FACILITATES THE TENANT IN COMMON OFFERING.

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Securities and Exchange Commission
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        RESPONSE: The disclosure beginning on page 88 of the Prospectus under the caption "Conflicts of Interest--Receipt of Fees and Other Compensation by our Advisor and its Affiliates" has been revised in response to the Staff's comment.

INVESTMENT OBJECTIVES AND CRITERIA, PAGE 93

        GENERAL, PAGE 93

12. WE NOTE YOUR ADDITIONAL DISCLOSURE REGARDING EXCHANGE LISTED REITS GENERALLY. PLEASE SUPPLEMENTALLY ADVISE US WHY THIS IS RELEVANT INFORMATION FOR YOUR INVESTMENT OBJECTIVES AND CRITERIA SECTION.

        RESPONSE: The Company included the referenced disclosure in order to assist potential investors in understanding the difference between an investment in an unlisted real estate fund such as the Company and other types of investments, including exchange listed REITs. However, in response to the Staff's comment, the referenced disclosure has been deleted from the "Investment Objectives and Criteria" section of the Prospectus.

FEDERAL INCOME TAX CONSIDERATIONS, PAGE 120

        OPINION OF COUNSEL, PAGE 120

13. COUNSEL APPEARS TO BE DELIVERING A SHORT FORM TAX OPINION WHICH REFERENCES THE OPINION AS STATED IN THE PROSPECTUS. ACCORDINGLY, THE OPINION SHOULD BE DELIVERED IN THE PROSPECTUS. PLEASE REVISE THE CURRENT DISCLOSURE TO STATE THE OPINION BEING MADE, RATHER THAN REFERENCING AN OPINION TO BE PROVIDED. ALTERNATIVELY, YOU MAY PROVIDE A LONG-FORM OPINION.

        RESPONSE: The disclosure under the caption "Federal Income Tax Considerations - Opinion of Counsel" on page 116 of the Prospectus has been revised in response to the Staff's comments.

14. PLEASE REVISE THE OPINION TO CLEARLY STATE THAT AS OF THE DATE OF THE OPINION THE REIT IS ORGANIZED IN CONFORMITY WITH THE REQUIREMENTS FOR QUALIFICATION AND TAXATION AS A REIT. PLEASE REVISE ACCORDINGLY.

        RESPONSE: The disclosure under the caption "Federal Income Tax Considerations - Opinion of Counsel" on page 116 of the Prospectus has been revised in response to the Staff's comments.

15. SINCE YOU HAVE NOT YET ELECTED REIT STATUS, IT IS NOT APPROPRIATE FOR THE OPINION TO STATE THAT YOU WILL "CONTINUE TO" MEET THE QUALIFICATION REQUIREMENTS.

        RESPONSE: The disclosure under the caption "Federal Income Tax Considerations - Opinion of Counsel" on page 116 of the Prospectus has been revised in response to the Staff's comments.

DESCRIPTION OF SHARES, PAGE 142

        SHARE REDEMPTION PROGRAM, PAGE 148

16. IN THE EVENT THAT FUNDS SET ASIDE FOR REDEMPTION ARE NOT SUFFICIENT TO ACCOMMODATE ALL REQUESTS FOR REDEMPTION, IT MAY NOT BE CLEAR WHETHER THE PROCEEDS THAT ARE AVAILABLE WILL BE APPLIED TO REDEMPTION REQUESTS ON A PRO RATA BASIS. PLEASE REVISE THE DISCLOSURE TO CLARIFY.

        RESPONSE: The Company respectfully directs the Staff to the disclosure beginning at the bottom of page 146 of the Prospectus under the caption "Description of Shares - Share Redemption Program. The Company believes that such disclosure already addresses the Staff's comments.

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Securities and Exchange Commission
March 29, 2005
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PLAN OF DISTRIBUTION, PAGE 162

        MINIMUM OFFERING, PAGE 165

17. WE NOTE YOUR RESPONSE TO COMMENT 50 AND YOUR DISCLOSURE REGARDING THE TREATMENT OF SHARES PURCHASED BY YOUR ADVISOR OR ITS AFFILIATES. HOWEVER, WE DO NOT SEE THE CORRESPONDING CHANGES IN THE DISCLOSURE WITH RESPECT TO THE TREATMENT OF SHARES PURCHASED BY YOUR EXECUTIVE OFFICERS AND DIRECTORS.

        RESPONSE: The disclosure under the caption "Plan of Distribution--Minimum Offering" on page 165 of the Prospectus has been revised in response to the Staff's comment.

PRIOR PERFORMANCE TABLES

18. WE NOTE YOUR RESPONSE TO COMMENT 54. PLEASE SUPPLEMENTALLY ADVISE US WHEN YOU EXPECT TO BE ABLE TO UPDATE THE PRIOR PERFORMANCE TABLES WITHOUT UNREASONABLE EFFORT OR EXPENSE.

        RESPONSE: Section 10(a)(3) of the Securities Act of 1933 provides that when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to the user of the prospectus or can be furnished by such user without unreasonable effort or expense. In accordance with Section 10(a)(3) of the Securities Act of 1933, the Company anticipates that the prior performance tables will be updated prior the date that is nine months from the date of the Prospectus. In fact, the Company anticipates that it likely will be able to update the prior performance tables in November 2005. The Company notes that updating the prior performance tables at this time would not add meaningful information in light of the fact that the Behringer Harvard programs are still in the early stages and the older programs would not have material additional information to report at this time.

FINANCIAL STATEMENTS AND NOTES

19. PLEASE UPDATE THE FINANCIAL STATEMENTS IN ACCORDANCE WITH RULE 3-12(D) OF REGULATION S-X.

        RESPONSE: The Company has updated the Prospectus to include audited financial statements for the period from November 23, 2004 (date of inception) to December 31, 2004.

        NOTE 1. ORGANIZATION

20. WE HAVE READ AND CONSIDERED YOUR RESPONSE TO COMMENT 57. WE CANNOT LOCATE YOUR DISCLOSURES IN RESPONSE TO OUR REQUEST TO INCLUDE THE SIGNIFICANT TERMS OF THE OPERATING PARTNERSHIP AGREEMENT IN FOOTNOTE 1. PLEASE EXPLAIN AND REVISE AS APPROPRIATE.

        RESPONSE: The disclosure in footnote 1 to the financial statements has been revised in response to the Staff's comment.

21. ALSO, ADVISE US AND CLARIFY IN YOUR DISCLOSURES THE RELATIONSHIP AMONG YOU, BHR PARTNERS LLC AND BHO PARTNERS, AS YOU DISCLOSED ON PAGE 159 AND F-5 THAT BHR PARTNERS LLC AND BHO PARTNERS EACH OWN 99.9% LIMITED PARTNER'S INTEREST OF THE OPERATING PARTNERSHIP.

        RESPONSE: Any references to BHR Partners LLC in the Prospectus should have been to BHO Partners, LLC ("BHO Partners"). Such erroneous references have been corrected. As disclosed on page 9 and page F-5, the Company owns 100% of the limited liability company interests of BHO Partners. BHO Partners currently is the sole limited partner and the 99.9% owner of Behringer

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Securities and Exchange Commission
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Harvard Opportunity OP I, LP ("Behringer Harvard Opportunity OP I"). The Company
is the sole general partner and owner of the remaining 0.1% of Behringer Harvard Opportunity OP I.

        NOTE 2, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        ORGANIZATION AND OFFERING COSTS, PAGE F-5

22. THE NOTE INDICATES THAT THE OFFERING AND ORGANIZATION COSTS ARE RECORDED AT THE TIME THE COMPANY BECOMES LIABLE FOR THE PAYMENT OF THESE AMOUNTS. EXPLAIN TO US HOW YOU CONSIDERED SOP 98-5 (PARAGRAPH 12) AND SAB TOPIC 5:D IN DETERMINING THE TIMING FOR RECORDING THESE COSTS.

        RESPONSE: SOP 98-5, paragraph 8 specifically states that the costs of raising capital are outside the scope of SOP 98-5. SOP 98-5 paragraph 12 requires that costs of start-up activities, including organization costs, should be expensed as incurred. The Company also considered SAB Topic 5:D. The Company has no obligation to reimburse the Advisor for organizational and offering costs, other than to remit 2% of capital actually raised. If no capital is ever raised, the Company has no organization or offering costs to account for. Upon raising capital, the Company will pay it's advisor 2% of the capital raised and the Company will record a portion of this payment as organizational expense, and will record the remaining portion of the payment as a reduction of additional paid in capital.

EXHIBIT D - AUTOMATIC PURCHASE PLAN

23. SUPPLEMENTALLY, PLEASE TELL US WHY YOU HAVE NOT REGISTERED SHARES TO BE ISSUED UNDER THIS PLAN ON THE REGISTRATION STATEMENT. ASSUMING THE AUTOMATIC PURCHASE PLAN IS A PUBLIC OFFERING OF YOUR COMMON STOCK, PLEASE TELL US HOW YOU WILL SATISFY YOUR PROSPECTUS DELIVERY OBLIGATIONS UNDER SECTION 5(B) OF THE SECURITIES ACT. ALSO, PLEASE DISCUSS WHETHER YOUR OFFICERS, DIRECTORS, EMPLOYEES, OR OTHER AFFILIATES WHO PARTICIPATE IN THE SALE OF YOUR STOCK THROUGH THIS PLAN WOULD BE REQUIRED TO REGISTER WITH THE COMMISSION AS BROKER-DEALERS.

        RESPONSE: The Company supplementally informs the Staff that it views the issuance of shares pursuant to the "automatic purchase plan" as purchases of shares by the public in the primary offering being registered pursuant to the Registration Statement. The Company submits that permitting automatic purchases is simply a mechanism through which investors can purchase shares in the primary offering. The Company respectfully notes that the automatic purchases will be made through registered broker-dealers and have the same commission and other cost structures as single purchases in the offering. The Company does not believe there is any substantive difference between single purchases and multiple automatic purchases made over time other than the mechanics of the purchase. As a result, the Company has not registered shares to be sold pursuant to the "automatic purchase plan" separately.

        All the offers and sales effected through automatic purchases will be made through the use of the Prospectus included in the Registration Statement, including any post-effective amendments and supplements thereto. The prospectus delivery obligations under Section 5(b) of the Securities Act would be satisfied by the delivery of the Prospectus (as then supplemented and amended) prior to the time of initial election to purchase shares automatically over time. Additionally, the Company will deliver to each investor that has registered to make automatic purchases a copy of each subsequent supplement and amendment to the Prospectus as they become available.

        As noted above, purchases and sales of shares under the automatic purchase plan will be effected through registered broker-dealers. Further, to the extent that any officer, director, employee,

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Securities and Exchange Commission
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or other affiliates participates (or is deemed to have participated) in the sale of shares through automated purchases (and who are not already associated persons of a broker-dealer, all of whom are registered as broker-dealers as required), the Company submits that such persons would not need to register with the Commission as broker-dealers pursuant to the provisions of Rule 3a4-1(a) promulgated under the Exchange Act.

24. SUPPLEMENTALLY, PLEASE DISCUSS WHETHER THE QUARTERLY STATEMENTS YOU WILL PROVIDE TO EACH PARTICIPANT ARE SUFFICIENT FOR SATISFYING DELIVERY OF CONFIRMATION REQUIREMENTS IN EXCHANGE ACT RULE 10B-10.

        RESPONSE: The Company supplementally informs the Staff that the quarterly statements provided by it to purchasers of shares under the "automatic purchase plan" are sufficient to satisfy the delivery of confirmation requirements set forth in Exchange Act Rule 10b-10(b).

                                     * * * *


        If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (404) 504-7613, Rosemarie A. Thurston, Esq. at
(404) 504-7635 or Lauren Burnham Prevost, Esq. at (404) 504-7744.

                                               Very truly yours,

                                               MORRIS, MANNING & MARTIN, LLP

                                               /s/ David M. Calhoun

                                               David M. Calhoun
DMC:med

cc:     Gerald J. Reihsen, III, Esq.
        Rosemarie A. Thurston, Esq.
        Lauren Burnham Prevost, Esq.
        James H. Sinnott, Esq.